Exhibit 99.3

PRESS RELEASE

United States: TotalEnergies Wins Maritime Lease to Develop a

1 GW Offshore Wind farm off North Carolina’s Coast

Paris, May 13, 2022 – TotalEnergies has been named a winner by the Bureau of Ocean Energy Management of maritime lease area OCS-A 0545 in the United States, as part of the Carolina Long Bay auction held on Wednesday, May 11, 2022.

This bid for the development of an offshore wind farm in the Carolina Long Bay area offshore North Carolina was won for a consideration of US$ 160 million by TotalEnergies.

Located 20 nautical miles (37 kilometers) from the coast, the lease covers a 120 square nautical miles area (222 square kilometers) that will generate a capacity of more than 1 GW, enough to provide power to more than 300,000 homes. The project is expected to come online by 2030.

This announcement follows the award in February 2022 of a lease to develop a 3 GW wind farm off the coast of New York and New Jersey, United States.

“Being awarded this lease, our second offshore wind project in the U.S., demonstrates the strength of our commitment to the country and to our transformation in a multi energy Company. This project adds to our portfolio of more than 10 GW gross capacity of renewable projects in operation, in construction and in development in the U.S. It is one more step towards our objective of reaching 100 GW of renewable electricity generation worldwide by 2030,” said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

The Carolina Long Bay project is part of the U.S. government's goal to deploy 30 GW of offshore wind in the U.S. by 2030, in response to the climate challenge.

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TotalEnergies and offshore wind

TotalEnergies is already developing a portfolio of offshore wind projects with a total capacity of more than 11 GW, of which 2/3 are bottom-fixed and 1/3 are floating. These projects are located in the United Kingdom (Seagreen project, Outer Dowsing, Erebus, ScotWind), South Korea (Bada project), Taiwan (Yunlin project), France (Eolmed project) and the United States (New York Bight project, North Carolina project). The Company has also been qualified to participate in competitive tenders in the US, UK and France, and will also participate in tenders in Norway and Poland.

TotalEnergies and renewable electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity. At the end of 2021, TotalEnergies' gross renewable electricity generation capacity is more than 10 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l   @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.